EXHIBIT 21 SUBSIDIARIES OF HIBERNIA CORPORATION

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION
OF INCORPORATION OR ORGANIZATION

Hibernia National Bank	United States

Hibernia Capital Corporation	Louisiana

Hibernia Southcoast Capital, Inc.	Louisiana

Zachary Taylor Life Insurance Company, Inc.	Louisiana

Hibernia Investments, L.L.C. (1)
(formerly Hibernia Investment Securities, Inc.)	Louisiana

Hibernia Insurance Agency L.L.C.	Louisiana
(doing business as Hibernia Rosenthal and Hibernia Rosenthal Insurance)

Hibernia Insurance Agency of Texas, Inc. (1)	Texas

Hibernia Reinsurance Company (1)	Vermont

HTA Investments, L.L.C. (1)	Louisiana

Hibernia Asset Management Limited Partnership (1)	Texas

(1) Subsidiary of Hibernia National Bank

All other subsidiaries considered in the aggregate would not constitute a significant subsidiary.